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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	12/31/2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sauer-Danfoss Inc.
Full Name of Registrant

Former Name if Applicable

250 Parkway Drive, Suite 270
Address of Principal Executive Office (Street and Number)

Lincolnshire, IL 60069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sauer-Danfoss Inc. (the “Company”) has filed this fifteen-day extension for submission of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”) with the Securities and Exchange Commission (the “SEC”), as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, in order to afford the Company the necessary time to complete its impairment analysis pursuant to Statement of Financial Accounting Standards Board No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).  The Company has determined that there was impairment to the long-lived asset values of one reporting unit but had not completed the determination of the amount as of March 16, 2009, the date the Company’s Form 10-K was due to be filed with the SEC.  The Company estimates that the impairment will be in the range of $35 million to $65 million. The Company expects to complete its analysis and to file its Form 10-K for the year ended December 31, 2008, on or before March 31, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kenneth D. McCuskey	(515)	239-6364
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sauer-Danfoss Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/17/09	By	/s/ Kenneth D. McCuskey

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Annex A to Form 12b-25

PART IV – OTHER INFORMATION, ITEM (3)

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the fiscal year ended December 31, 2008 will reflect significant changes from our results of operations for the year ended December 31, 2007.  As indicated in Part III of this Form 12b-25, the Company is still in the process of completing its SFAS 144 long-lived asset impairment analysis.  The Company estimates that the impairment charge will be between $35 million and $65 million.

The results of operations also will reflect an impairment charge for the 2008 fiscal year compared to the 2007 fiscal year related to goodwill.  The Company completed its impairment testing on goodwill pursuant to Statement of Financial Accounting Standards Board No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and the evaluation resulted in the identification of an impairment charge of $22.9 million.

Additionally, the Company’s operating results for the year ended December 31, 2008 will vary from the Company’s operating results for the year ended December 31, 2007 due to (1) increased severance costs related to the Company’s reduction of personnel in response to the worldwide economic downturn in an amount equal to approximately $15.5 million; and (2) increased field quality issues resulting in expenses totaling approximately $15.0 million, as compared to expenses of approximately $5.0 million for field quality issues during the year ended December 31, 2007.

Caution regarding Forward-Looking Statements

Certain of the statements made in this notification, including, without limitation, statements regarding estimated long-lived asset impairment charges constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact.  Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors including the results of Step 2 of the long-lived asset impairment testing pursuant to SFAS 144.  Any forward-looking statements made in this notice are qualified in their entirety by this risk and uncertainty and the discussion of risks and uncertainties set forth under the caption “Safe Harbor Statement” in the Company’s Form 10-K for the year ended December 31, 2007 filed with the SEC on March 11, 2008, as well as risks and uncertainties disclosed in the Company’s other more recent filings with the SEC.  The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.